FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---       ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated April 26, 2000 announcing shareholder approval of a cash dividend and a three-for-one stock split.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2000                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer

       STMicroelectronics Announces Approval of Cash Dividend Distribution and Three-for-One Stock Split at Annual General Shareholders' Meeting

GENEVA, April 26, 2000 - STMicroelectronics N.V. (NYSE: STM) is pleased to announce that today, at the Annual General Shareholders' meeting, both the proposed $0.09 per share dividend distribution and three-for-one stock split have been approved .

As previously announced, the dividend will be payable on May 4, 2000, to shareholders of record on April 28, 2000. The record date for the stock split will be May 5, 2000, and the shares will be listed with the new par value starting May 9, 2000.

About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5.056 billion and net earnings were $547 million. Further information on ST can be found at www.st.com

For further information please contact:

STMicroelectronics

Maria Grazia Prestini                  Alessandro Brenna
Corporate Press Relations Manager      Director of Investor Relations for Europe
Tel : +39.039.603.59.01                Tel : +33.4.50.40.24.78
Fax : +39.039.603.6094                 Fax : +33 4 5040 2580
Tel : +33.4.50.40.25.32                alessandro.brenna@st.com
Fax : +33 4 5040 2540
Mariagrazia.prestini@st.com

Morgen-Walke Europe
Lorie Lichtlen                         Jean-Benoit Roquette
Media Relations                        Investor Relations
Tel : +33.1.47.03.68.10                Tel : +33.1.47.03.68.10
Llichtlen@mweurope.com                 jbroquette@mweurope.com